DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

January 28, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Attention: H. Roger Schwall, Assistant Director

Re:	Hemisphere Energy Corporation
Amendment No. 2 to Registration Statement on Form 20-FR
Filed November 12, 2014
File No. 0-55253

Dear Sirs and Mesdames:

On behalf of our client, Hemisphere Energy Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated January 7, 2015 (the “Comment Letter”), in respect of the above noted filing (“Amendment No. 2”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Amendment No. 2 to Registration Statement on Form 20-FR Filed November 12, 2014

Operating and Financial Review and Prospects, page 44

A. Operating Results, page 50

Six months ended June 30, 2014 compared to the six months ended June 30, 2013, page 50

General and Administrative, page 51

January 28, 2015

1.

In response to comment 3 in our letter dated October 24, 2014, you indicated that “certain costs” initially expensed to general and administrative expenses are reallocated to wells and capital projects. You provided an example of these costs as salaries of geologists who allocate their time to planning and execution of wells and capital projects. Please expand on your prior response to describe the nature of all other costs which are subject to this reallocation process and explain to us in necessary detail how you determine which types of costs will be reallocated.

The Company respectfully informs the Staff that the nature of all costs which are subject to this reallocation process are only those costs directly attributable to determining the location, acquisition, development and construction of new wells and facilities where technological feasibility had been established. These costs include: wages and employee benefits of the Company’s geologists, engineers, geophysicists, and land managers; any associated travel and accommodation costs pursuant to drilling activities, construction of facilities; and acquisition of properties.

In accordance with IAS 16 and the Company’s accounting policy as stated in note 3(d)(iv) of its financial statements, only those costs where future economic benefits are probable and costs can be reliably measured are capitalized. Wages and benefits of the individuals named above are capitalized to the relating wells or exploration properties until these wells are capable of operating in the manner intended by management.

January 28, 2015

2.

Your response to comment 1 in our letter dated November 25, 2014 states that the tasks undertaken by your geologists “are consistent with the guidance referred to in the Company’s response (i.e., paragraph 17 of IAS 16), as they are directly attributable to the Company’s cost of property, plant and equipment.” Based on the additional information you provided, it remains unclear to us how a calculation of “capitalized overhead” on a monthly basis at set recovery rates for “wells drilled” and for “construction projects” is an appropriate basis to measure directly attributable costs for the work performed by your geologists.

In this regard, paragraph 23 of IAS 16 states that the “cost of an item of property, plant and equipment is the cash price equivalent at the recognition date.” Specifically, we note that “cost” is defined in paragraph 6 of IAS 16 as “the amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition or construction or, where applicable, the amount attributed to that asset when initially recognized in accordance with the specific requirements of other IFRSs, eg IFRS 2 Share-based Payment.”

Please provide us with a more detailed analysis supporting the calculations you have described as an appropriate measurement methodology under IFRS to determine the capital component of overhead costs.

The Company respectfully informs the Staff that it calculates its capitalized G&A costs directly attributable to development activities based on set rates for capital expenditures as stipulated in the Company’s working interest and joint operating agreements in accordance with industry practice. This standardizes and provides consistency for the capitalized G&A component cost added to the capital cost of each well drilled and construction project.

For recognition of timing this capitalized G&A cost allocation is recorded automatically in the Company’s oil and gas accounting software on a monthly basis in conjunction with the actual expenditures for wells drilled and construction projects. Then, on a quarterly basis, the Company validates the reasonableness of these costs based on actual time spent.

As presented in the table below, this capitalized G&A cost allocation yields a more conservative allocation. Further, the difference between the monthly cost allocation and actual cost below is considered immaterial. Accordingly, the rates stipulated in the working interest and joint operating agreements are considered reasonable and it is not necessary to adjust the allocated costs to actual. In the event that there was a material difference, the Company would adjust the capitalized G&A to the actual amount.

January 28, 2015

9 months ended September 30, 2014

Individual	Total Cost	Actual Time Spent (% format)	Actual Cost	Capitalized G&A Cost Accumulated Monthly Allocation
Geologist	$127,500	15%	$19,125
Engineer	105,000	55%	57,750
Engineer	97,267	50%	48,633
Geologist	105,000	80%	84,000
Geophysicist	88,688	75%	66,516
Land Manager	41,158	20%	8,232
Land Manager	33,000	35%	11,550
Benefits, travel and accommodation (associated with the Geoscientists above )	125,111	48%	60,232
Totals	$722,723		$356,038	$343,629

Supplementary Oil and Gas Reserve Estimation and Disclosures-ASC 932 (Unaudited), page 126

Standarized Measure of Discounted Future Net Cash Flows and Changes Therein, page 129

3.

We note from your response to comment 3 in our letter dated November 25, 2014 that the underlying source of the $326,000 in “other income” for the period ending December 31, 2012 is from the future sales of 24 mbbls of proved butane reserves from the Company’s Trutch property. We are unable to reconcile the 24 mbbls barrels of proved butane reserves provided in your response with the 2 mbbls barrels of proved natural gas liquids disclosed elsewhere on page 127 of Amendment No. 2 and in Exhibit 4.2 for the period ending December 31, 2012. Please explain to us the reason for the apparent lack of correlation between these estimates expressed as of the same date.

The Company respectfully informs the Staff that the Company has determined it made two immaterial errors in the previous response to Comment 3 in the Company’s letter dated November 26, 2014, which has caused the lack of correlation.

January 28, 2015

To clarify, in its response letter, the Company erroneously referred to a gross volume of 24 mbbls of proved butane reserves, which was taken from the Company’s reserve report prepared under Canadian requirements, but instead should have referred to 2 mbbls of net working interest butane reserves, which was included in the Company’s reserve report prepared under SEC standards. The Company confirms that the disclosure in Amendment No. 2 with respect to this matter is correct.

Further, the Company has discovered that on page 40 of Amendment No. 2, it erroneously included under its other income the amount of $326,000, which was the amount taken from the Company’s reserve report prepared under Canadian requirements. In fact, the correct amount of other income should have been $114,000, which is the amount included in the Company’s reserve report prepared under SEC standards. The difference of $212,000 equates to approximately 0.3% of the future revenue of the Company as at December 31, 2012. The Company undertakes to correct this error in its Annual Report on Form 20-F for the year ended December 31, 2014, if such disclosure appears in that annual report.

* * *

On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Dorlyn Evancic

Hemisphere Energy Corporation